

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 2, 2009

Via U.S. Mail and Fax
Mr. David H. Dingus
Principal Executive Officer
AZZ, Inc.
University Centre I, Suite 200
1300 South University Drive
Fort Worth, Texas   76107

> **RE: AZZ, Inc.**
> **Form 10-K for the fiscal year ended February 28, 2009**
> **Filed May 12, 2009**
> **File No. 001-2777**

Dear Mr. Dingus:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending February 28, 2009
Cover Page

1. Under the "Documents Incorporated by Reference" heading, you state that your Annual
    Report to Shareholders for the Fiscal Year Ended 2009 (Annual Report) is incorporated into
    "Parts [I, II, and IV]." However, we are unable to locate the specific portions that are
    incorporated by reference. Also, we note that you have not filed your Annual Report as
    exhibit 13 to your Form 10-K as required by Note 2 to General Instruction G to Form 10-K.
    In your response letter, please explain.

Item 1. Business, page 1

2. Please revise to disclose the information about international revenues that is required by
    Regulation S-K Item 101(d).

Information Incorporated Into Part III by Reference to Proxy Statement

Executive Compensation, page 13 of the Proxy Statement

Compensation Discussion and Analysis, page 13 of the Proxy Statement

3. Throughout your Compensation Discussion and Analysis and as to each compensation
    element, revise to disclose how you arrived at and why you paid each of the particular
    levels and forms of compensation for each named executive officer. For example, we note
    that all of your named executive officers received non-equity incentive plan compensation
    and stock appreciation rights in 2009.   However, you do not disclose the reasons why the
    committee chose to award the actual amounts reported in the Summary Compensation
    Table. We believe it is appropriate to provide a more thorough analysis of how and why the
    committee arrived at the decision to award SARs and non-equity incentive plan
    compensation in these amounts. For further information, please see Staff Observations in
    the Review of Executive Compensation Disclosure, which is available on our website at
    www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

4. We note that the Compensation Committee compares each element of total compensation
    against a group of publicly-traded manufacturing companies. We also note that market data
    is used to determine equity award levels. Please revise your disclosure to provide additional
    detail about how market data was used to make compensation decisions in your most recent
    fiscal year. If you engage in benchmarking, please identify the component companies in
    your peer group and market data. Refer to Regulation S-K Compliance and Disclosure
    Interpretations, Question and Answer 118.05, available at
    www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Annual Incentive Compensation, page 15 of the Proxy Statement

5. We note your references to quantitative and qualitative goals in connection with
    determining your cash incentive awards. With respect to material qualitative goals, revise
    your disclosure to identify the nature of such goals and discuss how the Compensation
    Committee assessed achievement of such goals. Also, revise to disclose the material
    quantitative goals and discuss how the Compensation Committee assessed achievement of
    such goals. If you believe that disclosure of quantitative goals is not required because it
    would result in competitive harm such that you may omit this information under Instruction
    4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed
    explanation of such conclusion. In this regard, please note that we generally do not agree
    with the argument that disclosing a company-level performance target for the last fiscal year
    would cause a registrant competitive harm when disclosure of the performance target will
    occur after the fiscal year has ended and actual company results have been disclosed. If you
    believe you have a sufficient basis to keep the information confidential, disclose how
    difficult it would be for you or a business segment to achieve the undisclosed goal. General
    statements regarding the level of difficulty or ease associated with achieving the goals are
    not sufficient. Provide as much detail as necessary without providing information that
    would result in competitive harm. Refer to Regulation S-K Compliance and Disclosure
    Interpretations, Question and Answer 118.04, available at
    www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Compensation Committee Report, page 18 of the Proxy Statement

6. Since you are incorporating this disclosure by reference into your Form 10-K, please revise
    to also state whether the Compensation Committee recommended to the Board that the
    Compensation Discussion and Analysis be included in the company's annual report on
    Form 10-K. Refer to Item 407(e)(5)(i)(B) of Regulation S-K.

Grants of Plan Based Awards, page 20 of the Proxy Statement

7. In the first paragraph of the subsection titled "Performance-Based Incentive Compensation"
    on page 15, you disclose that, in January 2008, the Compensation Committee approved the
    group of employees eligible to participate in the Senior Management Bonus Plan and
    established target award opportunities based on achieving various levels of performance.
    Therefore, it appears that you should have reported the threshold, target and maximum
    potential awards pursuant to these non-equity incentive plan awards in your Grants of Plan-
    Based Awards Table, whereas the actual earned award is disclosed in your Summary
    Compensation Table. Please revise your disclosure in response to this comment or tell us
    why it is not applicable. For more information, please see Regulation S-K Compliance and
    Disclosure Interpretations, Question and Answer 120.02, available at
    www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Item 7 Management Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Impairment of Long-Lived Assets, Identifiable Intangible Assets and Goodwill, page 21

8.   We note that goodwill accounted for 19% of total assets as of February 28, 2009. We note that revenues, operating income and segment income may have declined in recent quarters due to the negative impact of the current economic environment. As a result of your impairment test of your reporting units as of February 28, 2009, you determined that your goodwill balance was not impaired. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

- Provide a more detailed description of the steps you perform to review goodwill for recoverability.

- Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

- Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

    1) Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

    2) Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

    3) In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example,

you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Advisor, at (202) 551-3370, or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director